Exhibit 21

Helios and Matheson Analytics Inc.

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation	Fictitious Name (if any)
Helios & Matheson Global Services Private Limited	India	None

Zone Technologies, Inc.	Nevada	RedZone Map

HMNY Zone Loan LLC	Delaware	None